

February 22, 2012

Via E-mail
Steven Bisgay
Chief Financial Officer
Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> **Re: Knight Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-14223**

Dear Mr. Bisgay:

We have reviewed your response dated February 15, 2012 and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010
Schedule 14A
Compensation Discussion and Analysis, page 13
Performance Based Annual Awards, page 16

1. We note your response to our prior comment 7. Even if the achievement of your goals is subjective and not formulaic, you should describe each goal in sufficient detail so an investor would be able to understand what the achievement of the goal entailed. For example, to the extent applicable in future filings, you should identify the "strategic business objectives, goals and initiatives" and the "compliance goals" that needed to be achieved to meet goals (a) and (g) in your response.

Steven Bisgay
Knight Capital Group, Inc.
February 22, 2012
Page 2

    Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3675 with any questions.

                                    Sincerely,

                                    /s/ Suzanne Hayes
                                    Suzanne Hayes
                                    Assistant Director